UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MGT Capital Investments, Inc.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

55302P202

(CUSIP number)

Joseph DiRenzo, Sr.

15 Johnson Ct.,

E. Norwich, New York 11732

(Name, address and telephone number of person authorized to receive notices and communications)

February 17, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98375J109

(1)	Names of reporting persons Joseph DiRenzo, Sr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,415,407 (1)
	(8)	Shared voting power
	(9)	Sole dispositive power 3,415,407 (1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 3,415,407 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 9.99% (Based on 31,772,855 shares outstanding as of February 17, 2017)
(14)	Type of reporting person (see instructions) IN

(1)	Represents (i) 1,000,000 shares of the Issuer’s common stock issuable to the reporting person, and (ii) 2,415,407 shares of common stock issuable upon the exercise of certain warrants issuable to the reporting person. Excludes 584,593 shares of common stock issuable upon the exercise of certain warrants that contain an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 9.99%. Please see Item 6 below for a more detailed description of the transaction relating to the ownership of the reporting person.

Item 1. Security and Issuer

This Schedule 13D/A relates to shares of the common stock, $0.001 par value per share, and warrants to purchase common stock, of MGT Capital Investments, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 512 S. Mangum Street, Suite 408, Durham, NC 27701.

Item 2. Identity and Background

(a)	This statement is being filed by Joseph DiRenzo, Sr. (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 15 Johnson Ct., E. Norwich, New York 11732.

(c)	The Reporting Person is a private investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. DiRenzo is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns (i) 1,000,000 shares of the Issuer’s common stock and (ii) Warrants exercisable for 3,000,000 shares of the Issuer’s common stock issuable upon the exercise of certain warrants that contain an ownership limitation such that the holder may not convert any of such securities to the extent that conversion would result in the holder’s beneficial ownership being in excess of 9.99%.

(b)	The Reporting Person is deemed to hold sole voting and dispositive power over the shares of common stock and warrants described above of the Issuer.

(c)	Except for the transactions described in Item 4 hereof, no transactions in the Issuer’s common stock were effected by the Reporting Persons during the past 60 days.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 17, 2017, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer relating to the issuance and sale of 1,000,000 shares of the Company’s common stock, par value $0.001 per share at a purchase price of $0.40 per share. In addition, for every share purchased, the Reporting Person shall receive detachable warrants, as follows (i) one Series A Warrant; (ii) one Series B Warrant; and (iii) one Series C Warrant (collectively the “Warrants”). As of the date hereof, the reporting person has paid one-half of the consideration due for the shares of common stock and Warrants of the Issuer and expects to pay the remainder of the consideration on or before March 15, 2017.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2017	By:	/s/ Joseph DiRenzo, Sr.
Joseph DiRenzo, Sr.